January 22, 2020

Law Jia Ming
Chief Executive Officer
Synergy Empire Ltd
No.19 Jalan 12/118B, Desa Tun Razak
Kuala Lumpur, Malaysia, 56100

       Re: Synergy Empire Ltd
           Registration Statement on Form S-1
           Filed December 26, 2019
           File No. 333-235700

Dear Mr. Ming:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed December 26, 2019

Risks Relating to Our Company and Our Industry, page 5

1. Please add a risk factor regarding the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.
Risk Factors
Currently, our director, Mr. Leong Will Liam owns 100% of our common stock, he has a substantial voting power..., page 8

2. Please revise your risk factor to clarify that Mr. Leong Will Liam will continue to have substantial control and voting power after this offering, if true. In this regard, we note that
       Mr. Leong Will Liam is expected to hold approximately 66.67% shares of common stock after this offering.
 Law Jia Ming
FirstName LastNameLaw Jia Ming
Synergy Empire Ltd
Comapany NameSynergy Empire Ltd
January 22, 2020
Page 2
January 22, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis, page 15

3. Please further discuss and quantify, if material, the percentage of sales derived from your relationship with online food delivery companies. As a related matter, please tell us what consideration you have given to filing any material agreements with the online food delivery companies Foodpanda and Grabfood, referenced on page 18. In this regard, we note your disclosure on page 15 that the "Company is experiencing a significant decline in gross profit margin as food delivery intermediaries tend to charge on average 30% on the food bill."
Management's Discussion and Analysis
Results of Operations, page 15

4. Please expand your disclosure to provide the business reasons for material changes in your operating results between reporting periods. In circumstances where more than one business reason exists for a change between periods, please also quantify the incremental impact of each individual business reason. Refer to Item 303(a)(3) of Regulation S-K.
Description of Business, page 17

5. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations in accordance with
Item 101(h)(4) of
         Regulation S-K. For example, revise to provide a more detailed description of the competitive environment in the industries or markets that you operate in, your position in that environment, and the methods of competition. Please also discuss the sources and availability of raw materials and provide the names of your principal suppliers. Further, please disclose the material terms of any material contracts with your principal suppliers or manufacturers and tell us what consideration you have given to filing any such agreements as exhibits. Please refer to Items 101(h)(4)(v) and 601(b)(10) of Regulation
         S-K.
6. We note your reference to the Food Act 1983, the Food Regulations 1985 and Hygiene
         Regulations 2009 and your related risk factor on page 6 that lists a broad range of regulations you must comply with including, labor and employment laws. In the risk factor you also discuss the risk related to the failure to obtain or retain licenses and permits. Please describe in your discussion here the significant governmental regulations, restrictions or approvals that have and will affect your business. Please refer to Item
         101(h)(4)(ix) Regulation S-K.
Future Plans, page 18

7. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the steps involved, the associated costs, and any obstacles involved before you can commence such future plans. In this regard, disclose here the amount of funds needed to develop your future plans and the anticipated
 Law Jia Ming
Synergy Empire Ltd
January 22, 2020
Page 3
         sources of funds. If you have not determined the sources of funds, revise to state as much.
Plant and Equipment, page F-8

8. It appears that you depreciate the capitalized renovation costs at an annual depreciation rate of 10%. Please tell us whether your accounting policy is consistent with the guidance in ASC 840-10-35-6, or ASC 842-20-35-12 after your adoption of ASC 842 on April 1,
         2019. In your response, please provide us with the amount of depreciation expense for each period presented if the renovation costs are depreciated over the shorter of the useful life of the assets or the remaining lease term.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li, Staff Accountant at 202-551-3335 or Theresa Brillant, Staff
Accountant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jennifer L pez, Staff Attorney at 202-551-3792 with any other questions.



FirstName LastNameLaw Jia Ming                                 Sincerely,
Comapany NameSynergy Empire Ltd
                                                               Division of
Corporation Finance
January 22, 2020 Page 3                                        Office of Trade
& Services
FirstName LastName